UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

November 19, 2014

Trulia, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35650	20-2958261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

535 Mission Street, Suite 700

San Francisco, California 94105

(Address of principal executive offices, including zip code)

(415) 648-4358

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

116 New Montgomery Street, Suite 300

San Francisco, California 94105

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

This Form 8-K is being filed pursuant to a memorandum of understanding, dated November 19, 2014, regarding the settlement of certain litigation relating to the Agreement and Plan of Merger, dated as of July 28, 2014, by and among Zillow, Inc. (“Zillow”), Zebra Holdco, Inc. (“Holdco”) and Trulia, Inc. (“Trulia”).

Settlement of Certain Litigation

As previously disclosed beginning on page 152 of the joint proxy statement/prospectus filed pursuant to Securities Act Rule 424(b) with the SEC by Holdco (the “Joint proxy statement/prospectus”), which includes a final prospectus with respect to Holdco’s shares to be issued in the proposed transaction and a definitive joint proxy statement of Trulia and Zillow with respect to the proposed transaction, under the heading “The Mergers—Litigation Relating to the Mergers,” between August 7, 2014 and August 20, 2014, four plaintiffs filed purported class action lawsuits against Trulia and its directors, Zillow and Holdco in connection with the Trulia merger, which litigation was consolidated into In re Trulia, Inc. Stockholder Litigation, C.A. No. 10020-CB.

On November 19, 2014, the defendants entered into a memorandum of understanding with the In re Trulia, Inc. Stockholder Litigation plaintiffs regarding the settlement of that action. In connection with the settlement contemplated by the memorandum of understanding, with the defendants expressly denying that any of the claims has any merit, Trulia has agreed to make certain additional disclosures related to the proposed merger, which are contained in this Form 8-K. The memorandum of understanding contemplates that the parties will seek to enter into a stipulation of settlement.

The stipulation of settlement will be subject to customary conditions, including court approval following notice to the Trulia stockholders. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Delaware Court of Chancery will consider the fairness, reasonableness, and adequacy of the settlement. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Delaware Court of Chancery will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may not be consummated.

Supplemental Disclosures to the Joint proxy statement/prospectus

The information set forth below supplements the Joint proxy statement/prospectus, and should be read in conjunction with the Joint proxy statement/prospectus, which should be read in its entirety. Terms used below shall have the meanings set forth in the Joint proxy statement/prospectus (unless otherwise defined below).

The following disclosure replaces the FV / 2015 Revenue / FV / 2015 EBITDA table on page 126 of the Joint proxy statement/prospectus in its entirety:

	FV / 2015 Revenue	FV / 2015 EBITDA
Trulia Street*	5.3x	33.8x
Zillow Street*	12.2x	58.8x

Real Estate
REA Group Ltd.	10.5x	18.8x
SouFun Holdings Ltd.	5.9x	11.4x
CoStar Group, Inc.	7.2x	21.5x
Rightmove plc	11.9x	16.0x
Leju Holdings Ltd.	2.6x	9.1x
Move, Inc.	2.0x	14.6x
Median	6.5x	15.3x

SaaS
salesforce.com, Inc.	5.7x	29.8x
NetSuite Inc.	9.0x	95.6x
Concur Technologies, Inc.	6.3x	35.3x
OpenTable, Inc.**	6.2x	15.4x
RealPage, Inc.	2.9x	13.8x
Tangoe, Inc.	2.1x	11.6x
Median	6.0x	22.6x

Other
TripAdvisor, Inc.	9.3x	23.1x
Expedia, Inc.	1.6x	8.6x
Yelp Inc.	9.6x	45.7x
HomeAway, Inc.	6.0x	21.5x
Median	7.6x	22.3x

*	Based on the closing market price of Trulia common stock and Zillow Class A common stock on July 23, 2014 (which J.P. Morgan considered to be the last full “unaffected” trading day, as it was the last full trading day before the publication of press reports regarding a potential transaction between Trulia and Zillow).
**	Based on unaffected price as of June 12, 2014, prior to acquisition announcement by Priceline.

The following disclosure replaces the first paragraph under the heading “Relative Discounted Cash Flow Analysis” on page 127 of the Joint proxy statement/prospectus in its entirety:

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity values per share for both Trulia common stock and Zillow Class A common stock. J.P. Morgan calculated the unlevered free cash flows that Trulia and Zillow, respectively, are expected to generate during fiscal years 2014 through 2028 based upon the financial projections referred to above and tax assumptions provided by Trulia’s management. J.P. Morgan also calculated a range of terminal values of Trulia and Zillow, respectively, at the end of the projection period by applying a perpetual growth rate ranging from 2.5% to 3.5% to the unlevered free cash flow of Trulia and Zillow, respectively, during the final year of the projection period. The selected ranges of terminal values represented an implied EBITDA exit multiple of 4.0x to 6.7x for Trulia and 4.1x to 6.8x for Zillow. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 11.0% to 15.0% and added together in order to derive the implied firm value for Trulia and Zillow. The range of discount rates were chosen based upon an analysis of the weighted average cost of capital of Trulia and Zillow, respectively, conducted by J.P. Morgan and were applied using the mid-year convention for discounting. In calculating the estimated equity values per share for Trulia and Zillow on a standalone basis (i.e., without synergies), J.P. Morgan adjusted the firm value for Trulia’s and Zillow’s net cash as of June 30, 2014 and divided by the fully diluted common shares outstanding, calculated using the treasury stock method described above.

The following disclosure replaces the disclosure under the heading “Selected Transaction Analysis” beginning on page 129 of the Joint proxy statement/prospectus in its entirety:

J.P. Morgan reviewed the following precedent transactions involving companies that engaged in businesses that J.P. Morgan judged to be analogous to Trulia’s businesses. These transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to Trulia based on business sector participation, operational characteristics and financial metrics. It should be emphasized that none of the companies involved in the selected transactions (other than Trulia) is identical to Trulia and none of the selected transactions is identical to the mergers. For each transaction listed below for which information was publicly available, J.P. Morgan reviewed the implied firm value of such transaction as a multiple of the target company’s two-year forward EBITDA immediately preceding the announcement of the transaction. The transactions considered, the date each transaction was announced and the relevant multiples were as follows:

Month and Year Announced	Target	Acquirer	Target’s 2-year Forward FV/EBITDA Multiple*
June 2014	OpenTable, Inc.	The Priceline Group Inc.	23.0x
June 2014	Internet Brands, Inc.	KKR & Co. L.P.	na**
March 2014	TravelClick, Inc.	Thoma Bravo, LLC	na**
December 2013	Dealer Dot Com, Inc.	Dealertrack Technologies, Inc.	na**
November 2013	GXS Group, Inc.	Open Text Corporation	na**
June 2013	ExactTarget, Inc.	salesforce.com, inc.	nm***
May 2013	Market Leader, Inc.	Trulia, Inc.	21.4x
January 2013	Epocrates, Inc.	athenahealth, Inc.	10.9x
January 2013	Zipcar, Inc.	Avis Budget Group, Inc.	17.5x
December 2012	trivago GmbH (62%)	Expedia, Inc.	na**
December 2012	Eloqua, Inc.	Oracle Corporation	69.1x
November 2012	Retalix Ltd.	NCR Corporation	17.2x

November 2012	KAYAK Software Corporation	priceline.com Incorporated	13.7x
October 2012	Ancestry.com, Inc.	Permira Advisers LLP, Spectrum Equity Investors	8.0x
August 2012	Deltek, Inc.	Thoma Bravo, LLC	9.7x
April 2012	Gemcom Software International, Inc.	Dassault Systems SA	na**
March 2012	Misys plc	Vista Equity Partners LLC	8.6x
January 2012	Convio, Inc.	Blackbaud, Inc.	16.3x
August 2011	SunGard Higher Education Inc.	Hellman & Friedman LLC, Datatel, Inc.	na**
July 2011	Blackboard Inc.	Providence Equity Partners LLC	11.7x
May 2011	Tekla Oyj	Trimble Navigation Ltd.	15.5x
April 2011	LoopNet, Inc.	CoStar Group, Inc.	21.3x
April 2011	Argus Software, Inc.	Altus Group Ltd.	na**
April 2011	Activant Solutions, Inc.	Apax Partners LLP	na**
March 2011	GSI Commerce, Inc.	eBay Inc.	10.0x
February 2011	HauteLook, Inc.	Nordstrom, Inc.	na**
February 2011	Fanatics, Inc.	GSI Commerce, Inc.	na**
October 2010	Kelley Blue Book Co., Inc.	AutoTrader.com, Inc.	na**
September 2010	Internet Brands, Inc.	Hellman & Friedman LLC	10.3x
July 2010	Intergraph Corporation	Hexagon AB	na**
June 2010	Vertafore, Inc.	TPG Capital	na**
May 2010	AutoTrader.com, Inc. (25%)	Providence Equity Partners LLC	na**

*	Two-year forward EBITDA represents equity research analysts’ consensus estimate.
**	Information not publicly available.
***	JPM determined that this multiple was not meaningful as it exceeded 100x.

Based on the result of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied an EBITDA multiple range of 10.0x to 23.0x to Trulia’s fiscal 2015 Adjusted EBITDA and arrived at an estimated range of equity values per share for Trulia common stock of $17.25-$38.50. J.P. Morgan did not rely solely on the quantitative results of the selected transaction analysis in developing reference ranges or otherwise applying its analysis. Based on various judgments concerning relative comparability of each of the companies in the selected transactions to Trulia and each of the selected transactions to the mergers, as well its experience with mergers and acquisitions and the industry in which Zillow and Trulia participate, J.P. Morgan selected a range of EBITDA multiples that it believed reflected an appropriate range of multiples applicable to Trulia.

The following disclosure replaces the disclosure under the heading “Value Creation Analysis – Intrinsic Value Approach” on page 130 of the Joint proxy statement/prospectus in its entirety:

J.P. Morgan prepared a value creation analysis that compared the implied equity value derived from J.P. Morgan’s discounted cash flow analysis of Trulia on a standalone basis to Trulia stockholders’ pro forma ownership of the implied equity value of the combined company. Unlike the other valuation analyses performed by J.P. Morgan, which are intended to estimate the standalone basis, the value creation analysis is intended to estimate the potential change in equity value per share as a result of the business combination. The pro forma combined company equity value was equal to: (1) the Trulia standalone discounted cash flow value of $2.9 billion, plus (2) the Zillow standalone discounted cash flow value of $6.2 billion, plus (3) $2.2 billion, representing the present value of (a) Trulia’s management expected after-tax synergies of $2.4 billion, less (b) Trulia’s management estimates of (i) the one-time costs to achieve such synergies of $65.0 million and (ii) transaction expenses of $85 million. The present value of after-tax synergies was based on an estimate of $175.0 million in synergies to be fully realized starting in 2016, extrapolated through 2029 based on assumptions provided by Trulia’s management. For purposes of the discounted cash flow values used in this analysis, J.P. Morgan used a perpetual growth rate of 3.0% for the unlevered free cash flow of Trulia and Zillow, and a discount rate of 13.0%. J.P. Morgan then determined the implied pro forma equity value of the combined company attributable to Trulia stockholders based on the economic equity ownership percentage of the combined company of approximately 33% to be owned by the Trulia stockholders implied by the Trulia exchange ratio provided for in the merger agreement. J.P. Morgan then compared the result to the implied equity value of Trulia on a standalone basis derived from the discounted cash flow analysis described above. The value creation analysis indicated implied pro forma economic equity value of $11.3 billion and implied pro forma accretion in economic equity value to the holders of Trulia common stock of 28%.

The following disclosure replaces the first paragraph under the heading “Valuation Creation Analysis – Market-Based Approach” beginning on page 131 of the Joint proxy statement/prospectus in its entirety:

J.P. Morgan prepared an illustrative value creation analysis that compared the public market equity value of Trulia on a standalone basis to Trulia stockholders’ pro forma ownership of the implied equity value of the combined company. The pro forma combined company equity value was equal to: (1) the public market equity value of Trulia as of July 23, 2014 of $2.0 billion, plus (2) the public market equity value of Zillow as of July 23, 2014 of $5.6 billion, plus (3) $1.9 billion, representing the value of (a) synergies of $2.0 billion, calculated by applying a multiple of 20x to cost synergies of $100.0 million that were expected by Trulia to be publicly announced by Zillow, less (b) Trulia’s management estimates of (i) the one-time costs to achieve such synergies of $65.0 million and (ii) transaction expenses of $85.0 million. J.P. Morgan then determined the implied pro forma equity value of the combined company attributable to Trulia stockholders based on the economic equity ownership percentage of the combined company to be owned by the Trulia stockholders implied by the Trulia exchange ratio provided for in the merger agreement. J.P. Morgan then compared the result to the implied equity value of Trulia on a standalone basis derived from the public market equity value analysis described above. The value creation analysis indicated implied pro forma accretion in economic equity value to the holders of Trulia common stock of 57%.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, including statements related to the anticipated timing of the completion of the proposed transaction. Forward-looking statements generally relate to future events. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Trulia’s expectations, strategy, plans or intentions. Trulia’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the ability of the parties to consummate the proposed transaction and satisfaction of closing conditions precedent to the consummation of the proposed transaction, including obtaining necessary regulatory approvals.

The forward-looking statements contained in this filing are also subject to other risks and uncertainties, including those more fully described in Trulia’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, as amended on May 23, 2014, and its Quarterly Report on 10-Q for the quarterly period ended September 30, 2014, and those under the caption “Risk Factors” in the Joint proxy statement/prospectus. The forward-looking statements in this filing are based on information available to Trulia as of the date hereof, and Trulia disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Holdco has filed with the SEC a Joint proxy statement/prospectus, which includes a final prospectus with respect to Holdco’s shares to be issued in the proposed transaction and a definitive joint proxy statement of Trulia and Zillow with respect to the proposed transaction. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the Joint proxy statement/prospectus at the SEC’s website at www.sec.gov. Copies of the Joint proxy statement/prospectus, and the filings that are incorporated by reference therein, may also be obtained, without charge, by contacting Trulia Investor Relations at (415) 400-7238 or going to Trulia’s website, www.trulia.com, under the tab “Investor Relations”. These documents may also be obtained, without charge, by contacting Zillow Investor Relations at (206) 470-7137 or by going to Zillow’s website, www.zillow.com, under the heading “Investors”.

Certain Information Regarding Participants

The respective directors and executive officers of Trulia and Zillow and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Trulia or Zillow security holders in connection with the proposed transaction is set forth in the Joint proxy statement/prospectus. In addition, information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014, and information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRULIA, INC.

By:	/s/ Scott Darling
Scott Darling
Vice President and General Counsel

Date: November 19, 2014